As filed with the Securities and Exchange Commission on April 27, 2007
                                                  Registration Number: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            GS CLEANTECH CORPORATION
                            ------------------------
               (Exact name of Registrant as specified in Charter)

Delaware                                                            59-3764931
--------------------------------------------------------------------------------
(State of Incorporation)                           (I.R.S. Employer I.D. Number)

                 One Penn Plaza, Suite 1612, New York, NY 10119
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                           2007 EQUITY INCENTIVE PLAN
--------------------------------------------------------------------------------
                              (Full Title of Plan)

                                 David Winsness
                            GS CleanTech Corporation
                           One Penn Plaza, Suite 1612
                               New York, NY 10119
                                 (212) 994-5374
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Agent for Service)

                                    Copy to:
                               ROBERT BRANTL, ESQ.
                                52 Mulligan Lane
                               Irvington, NY 10533
                                 (914) 683-3026

                         CALCULATION OF REGISTRATION FEE

     Title of                               Proposed Maximum       Proposed Maximum
     Securities          Amount to               Offering               Aggregate       Amount of
     to be Registered    be Registered(1)   Price per Share (2)    Offering Price (2)   Registration Fee
---------------------------------------------------------------------------------------------------------
     Common Stock,       25,000,000 shares          $0.0146            $365,000                $11.21
     $.001 par value
---------------------------------------------------------------------------------------------------------

(1) This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2) The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 25,000,000 shares by $0.0146 the closing price for the Common Stock reported on the OTC Bulletin Board as of April 19, 2007.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

     GS CleanTech Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) GS CleanTech's Annual Report on Form 10-KSB for the year ended December 31, 2006; and

     (b) the description of GS CleanTech's Common Stock contained in the Registration Statement on Form 10-SB filed on August 27, 1998 by KBF Pollution Management, Inc., the predecessor to GS CleanTech.

     GS CleanTech is also incorporating by reference all documents hereafter filed by GS CleanTech pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.  Description of Securities.

              Not Applicable.

Item 5. Interests of Named Experts and Counsel.

     Robert Brantl, Esq., counsel to GS CleanTech, has passed upon the validity of the shares registered pursuant to this Registration Statement. Mr. Brantl holds no interest in the securities of GS CleanTech Corporation.

Item 6. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7.  Exemption from Registration Claimed.

     Not applicable.

Item 8.  Exhibits.

     4.1  2007 Equity Incentive Plan

     5    Opinion of Robert Brantl, Esq.

     23.1 Consent of Rosenberg Rich Baker Berman & Company.

     23.2 Consent of Robert Brantl,  Esq. is contained in his opinion,  filed as
          Exhibit 5.

Item 9.  Undertakings.

     GS CleanTech Corporation hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of GS CleanTech pursuant to the provisions of the Delaware General Corporation Law or otherwise, GS CleanTech has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GS CleanTech of expenses incurred or paid by a director, officer or controlling person of GS CleanTech in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GS CleanTech will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REOFFER PROSPECTUS

                            GS CLEANTECH CORPORATION

                        25,000,000 Shares of Common Stock

     The shares are being offered by persons who are officers, directors or otherwise control persons of GS CleanTech Corporation. They acquired the shares from GS CleanTech, either as the recipients of grants of stock or by exercising stock options issued to them by GS CleanTech.

     The selling shareholders intend to sell the shares into the public market from time to time. The shareholders will negotiate with the market makers for GS CleanTech common stock to determine the prices for each sale. They expect each sale price to be near to the market price at the time of the sale.

     GS CleanTech common stock is listed for trading on the OTC Bulletin Board under the trading symbol "GSCT.OB."

     Purchase of GS CleanTech common stock involves substantial risk. Please see "Risk Factors," which begins on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                            GS CleanTech Corporation
                           One Penn Plaza, Suite 1612
                               New York, NY 10119
                                  212-994-5374


                  The date of this prospectus is April 27, 2007

                                TABLE OF CONTENTS

RISK FACTORS...............................................................-2-

SELLING SHAREHOLDERS.......................................................-6-

OTHER AVAILABLE INFORMATION................................................-6-

INDEMNIFICATION............................................................-7-

                                  RISK FACTORS

You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Our external auditors have issued a going concern opinion raising substantial doubt as to the Company's ability to continue as a going concern due to the Company's history of losses, working capital deficiency and cash position, which conditions could impair the value of the Company's stock.

     The Company incurred a loss from continuing operations of $10,227,896 for the year ended December 31, 2006. As of December 31, 2006 the Company had $450,627 in cash, and current liabilities exceeded current assets by $15.1 million including $6.5 million in derivative liabilities. These matters raise substantial doubt about the Company's ability to continue as a going concern.

The conversion of our convertible debentures, the exercise of our outstanding warrants and options and the Company's various anti-dilution and price-protection agreements could cause the market price of our common stock to fall, and may have dilutive and other effects on our existing stockholders.

     As of December 31, 2006, the conversion of our outstanding convertible debentures, and the exercise of our outstanding warrants and options could result in the issuance of up to 320,944,000 shares of common stock, assuming all outstanding warrants and options are currently exercisable, and taken with the Company's various anti-dilution and price-protection agreements, are subject to adjustment pursuant to certain anti-dilution and price-protection provisions. Potential future dilutive securities include 50,000,000 shares issuable under outstanding warrants, 48,810,000 in outstanding options, and 222,133,166 shares issuable for the conversion of convertible debentures. Such issuances would reduce the percentage of ownership of our existing common stockholders and could, among other things, depress the price of our common stock. This result could detrimentally affect our ability to raise additional equity capital. In addition, the sale of these additional shares of common stock may cause the market price of our stock to decrease.

GS CleanTech Corporation is currently in default on some of its debt, which could result in one or more of the Company's creditors exercising their rights upon default, which could in turn significantly impair the Company's ability to operate.

     The Company is in default of its various vendor credit program accounts, pursuant to which the accounts payable due to several vendors was termed out over a period of months. The amount of these two vendor accounts total $10,514 as of December 31, 2006.

Our industrial waste management services subject us to potential environmental liability.

     Our business of rendering services in connection with management of waste, including certain types of hazardous waste, subjects us to risks of liability for damages. Such liability could involve, without limitation, claims for clean-up costs, personal injury or damage to the environment in cases in which we are held responsible for the release of hazardous materials; and claims of employees, customers, or third parties for personal injury or property damage occurring in the course of our operations.

     We could also be deemed a responsible party for the cost of cleaning any property which may be contaminated by hazardous substances generated by us and disposed at such property or transported by us to a site selected by us, including properties we own or lease.

If we cannot maintain our government permits or cannot obtain any required permits, we may not be able to continue or expand our operations.

     Our business is subject to extensive, evolving, and increasingly stringent federal, state, and local environmental laws and regulations. Such federal, state, and local environmental laws and regulations govern our activities regarding the treatment, storage, recycling, disposal, and transportation of hazardous and non-hazardous waste. We must obtain and maintain permits, licenses and/or approvals to conduct these activities in compliance with such laws and regulations. Failure to obtain and maintain the required permits, licenses and/or approvals would result in an inability to operate certain of our assets and significantly impair our financial condition. If we are unable to maintain our currently held permits, licenses, and/or approvals or obtain any additional permits, licenses and/or approvals which may be required as we expand our operations, we may not be able to continue certain of our operations.

Changes in environmental regulations and enforcement policies could subject us to additional liability which could impair our ability to continue certain operations due to the regulated nature of our operations.

     Because the environmental industry continues to develop rapidly, we cannot predict the extent to which our operations may be affected by future enforcement policies as applied to existing laws, by changes to current environmental laws and regulations, or by the enactment of new environmental laws and regulations. Any predictions regarding possible liability under such laws are complicated further by current environmental laws which provide that we could be liable, jointly and severally, for certain activities of third parties over whom we have limited or no control.

As our operations expand, we may be subject to increased litigation which could significantly impair our ability to operate and our future financial results by causing the Company to expend significant amounts of time, effort, money and focus matters not directly related to our operations and expansion.

     Our operations are regulated by numerous laws regarding procedures for waste treatment, storage, recycling, transportation and disposal activities, all of which may provide the basis for litigation against us. In recent years, the waste treatment industry has experienced a significant increase in so-called "toxic-tort" litigation as those injured by contamination seek to recover for personal injuries or property damage. We believe that as our operations and activities expand, there will be a similar increase in the potential for litigation alleging that we are responsible for contamination or pollution caused by our normal operations, negligence or other misconduct, or for accidents which occur in the course of our business activities. Such litigation, if significant and not adequately insured against, could impair our ability to fund our operations. Protracted litigation would likely cause us to spend significant amounts of our time, effort and money. This could prevent our management from focusing on our operations and expansion.

If we cannot maintain adequate insurance coverage, we will be unable to continue certain operations.

     Our business exposes us to various risks, including claims for causing damage to property and injuries to persons who may involve allegations of negligence or professional errors or omissions in the performance of our services. Such claims could be substantial. We believe that our insurance coverage is presently adequate and similar to, or greater than, the coverage maintained by other companies in the industry of our size. If we are unable to obtain adequate or required insurance coverage in the future or, if our insurance is not available at affordable rates, we would violate our permit conditions and other requirements of the environmental laws, rules and regulations under which we operate. Such violations would render us unable to continue certain of our operations. These events would result in an inability to operate certain of our assets and significantly impair our financial condition.

Our operations will suffer if we are unable to manage our rapid growth.

     We are currently experiencing a period of rapid growth through internal expansion and strategic acquisitions. This growth has placed, and could continue to place, a significant strain on our management, personnel and other resources. Our ability to grow will require us to effectively manage our collaborative arrangements and to continue to improve our operational, management, and financial systems and controls, and to successfully train, motivate and manage our employees. If we are unable to effectively manage our growth, we may not realize the expected benefits of such growth, and such failure could result in lost sales opportunities, lost business, difficulties operating our assets and could therefore significantly impair our financial condition.

We may have difficulty integrating our recent acquisitions into our existing operations.

     Acquisitions will involve the integration of companies that have previously operated independently from us, with focuses on different geographical areas. We may not be able to fully integrate the operations of these companies without encountering difficulties or experiencing the loss of key employees or customers of such companies. In addition, we may not realize the benefits expected from such integration.

Key personnel are critical to our business and our future success depends on our ability to retain them.

     Our success depends on the contributions of our key management, environmental and engineering personnel. The loss of these officers could result in lost sales opportunities, lost business, difficulties operating our assets, difficulties raising additional funds and could therefore significantly impair our financial condition. Our future success depends on our ability to retain and expand our staff of qualified personnel, including environmental technicians, sales personnel and engineers. Without qualified personnel, we may incur delays in rendering our services or be unable to render certain services. We may not be successful in our efforts to attract and retain qualified personnel as their availability is limited due to the demand of hazardous waste management services and the highly competitive nature of the hazardous waste management industry. We do not maintain key person insurance on any of our employees, officers or directors.

If environmental regulation or enforcement is relaxed, the demand for our services will decrease.

     The demand for our services is substantially dependent upon the public's concern with, the continuation and proliferation of, the laws and regulations governing the treatment, storage, recycling, and disposal of hazardous and non-hazardous waste. A decrease in the level of public concern, the repeal or modification of these laws, or any significant relaxation of regulations relating to the treatment, storage, recycling, and disposal of hazardous waste would significantly reduce the demand for our services which could result in lost sales opportunities and lost business, which could in turn significantly impair our ability to operate as well as our financial condition. We are not aware of any current federal or state government or agency efforts in which a moratorium or limitation has been, or will be, placed upon the creation of new hazardous waste regulations that would have an adverse effect on us.

GreenShift Corporation can exert control over us and may not make decisions that further the best interests of all stockholders.

     GreenShift Corporation owns preferred stock that may be converted into 80% of our outstanding common stock. GreenShift is entitled to cast votes at a shareholders meeting or by written consent that equal 80% of the total votes. As a result, GreenShift Corporation may exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements which we would not otherwise consider.

Our common stock qualifies as a "penny stock" under SEC rules which may make it more difficult for our stockholders to resell their shares of our common stock.

     Our common stock trades on the OTC Bulletin Board. As a result, the holders of our common stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it were listed on a stock exchange or quoted on the NASDAQ National Market or the NASDAQ Small-Cap Market. Because our common stock does not trade on a stock exchange or on the NASDAQ National Market or the NASDAQ Small-Cap Market, and the market price of the common stock is less than $5.00 per share, the common stock qualifies as a "penny stock." SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock affects the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

                              SELLING SHAREHOLDERS

     The table below contains information regarding the individuals who are using this prospectus to offer common shares.

                                                                                                     Percentage of
                                              Shares Owned       Number of         Shares Owned       Class Held
Selling Shareholder        Position         Before Offering     Shares Offered     After Offering   After Offering
-------------------        --------         ----------------    --------------     --------------   --------------
         --                  --                    --                --                 --                 --




                           OTHER AVAILABLE INFORMATION

     GS CleanTech Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) GS CleanTech's Annual Report on Form 10-KSB for the year ended December 31, 2006;

     (b) the description of GS CleanTech's Common Stock contained in the Registration Statement on Form 10-SB filed on August 27, 1998 by KBF Pollution Management, Inc., the predecessor to GS CleanTech.

     GS CleanTech is also incorporating by reference all documents hereafter filed by GS CleanTech pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

     Upon written request, GS CleanTech will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference. We will provide the information at no cost to the person who requests it. Any such request should be made to David Winsness, GS CleanTech Corporation, One Penn Plaza, Suite 1612, New York, NY 10119.

     GS CleanTech files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company. In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

     You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

                                INDEMNIFICATION

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

     Our certificate of incorporation also provides that GS CleanTech will indemnify our directors and officers against liabilities arising from their service as directors and officers to the fullest extent permitted by Delaware corporate law. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    * * * * *

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, GS CleanTech Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 23rd day of April, 2007.

                          GS CLEANTECH CORPORATION

                          By: /s/ David Winsness
                              ------------------------------------------
                                  David Winsness, Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities indicated on April 27, 2007.

/s/ Kevin Kreisler
    ---------------------------
    Kevin Kreisler, Director,
    Chief Financial Officer

/s/ David Winsness
    ---------------------------
    David Winsness,
    Chief Executive Officer